Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2009

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	3
FIRST QUARTER HIGHLIGHTS	3
GROWTH STRATEGY	4
SUMMARIZED FINANCIAL AND OPERATING RESULTS	4
REVIEW OF FIRST QUARTER FINANCIAL RESULTS	5
RESULTS OF OPERATIONS	5
OPERATIONAL REVIEW – OCAMPO MINE	6
OPERATIONAL REVIEW – EL CUBO MINE	12
CONSOLIDATED EXPENSES	13
CONSOLIDATED OTHER INCOME / (EXPENSE)	13
CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)	14
FINANCIAL CONDITION	14
MARKET TRENDS	14
LIQUIDITY AND CAPITAL RESOURCES	15
CONTRACTUAL OBLIGATIONS	17
OUTSTANDING SHARE DATA	17
OFF-BALANCE SHEET ARRANGEMENTS	17
TRANSACTIONS WITH RELATED PARTIES	18
NON-GAAP MEASURES	18
RISKS AND UNCERTAINTIES	19
CHANGES IN ACCOUNTING POLICIES	22
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS	22
SUBSEQUENT EVENTS	23
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	23
FINANCIAL INSTRUMENTS	25
CONTROLS AND PROCEDURES	25
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	26
CAUTIONARY NOTE TO U.S. INVESTORS	26
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	27

2

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 13, 2009, relates to the financial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008, and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document. The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS). Further details on Gammon Gold Inc. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.gammongold.com.

FIRST QUARTER HIGHLIGHTS

■	The Company generated cash flow from operations of $19.0 million in the first quarter, representing a $4.4 million or 30% improvement over cash flow from operations in Q1 2008 of $14.6 million.

■	Net free cash flow(1) of $3.9 million was an improvement quarter-over-quarter of $2.3 million or 146%, compared to net free cash flow of $1.6 million in Q1 2008.

■

The Company ended the quarter with cash of $24.7 million, a $21.4 million increase in cash on hand since December 31, 2008. As a result, net debt, which represents cash less long-term debt and capital leases, improved in the quarter by $15.7 million from $35.2 million at December 31, 2008 to $19.5 million at March 31, 2009.

■

Total production of 36,829 gold ounces and 1,351,300 silver ounces, or 55,480 gold equivalent ounces. In Q1 2008, the Company produced 33,099 gold ounces, 1,310,971 silver ounces, or 57,946 gold equivalent ounces. The Q1 2009 result represents an improvement of 11% and 3% on gold and silver production respectively. Using the Company’s long-term gold equivalency rate of 55:1, first quarter production would have equalled 61,398 gold equivalent ounces, an 8% improvement over Q1 2008 gold equivalent ounces of 56,935.

■

First quarter cash costs per gold equivalent ounce(1) of $430, representing a 12% improvement over Q1 2008 cash costs per gold equivalent ounce of $491. Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in Q1 would have equalled $389, compared to $500 per gold equivalent ounce in the first quarter of 2008, representing a 22% improvement quarter-over-quarter.

■

First quarter revenue from mining operations decreased 8% to $47.3 million compared to $51.4 million in the same period of 2008, as a result of increased gold and silver production being offset by a reduction in average gold and silver prices of 3% and 29% respectively.

■

Net earnings and net earnings per share of $2.6 million and $0.02 respectively, versus net earnings and net earnings per share of $8.5 million and $0.07 respectively in Q1 2008. This decrease was primarily attributable to the reduction in revenue mentioned previously, increased share-based compensation expense, and business development costs related to an unsuccessful transaction.

■

During the first quarter of 2009, the Company completed Phase II of the Ocampo mill expansion. Since commissioning on March 4th, the mill averaged 2,780 tonnes per day (TPD) to March 31st. In the last 12 days of April, the mill averaged 3,100 TPD, at the high end of the targeted throughput processing level.

■

The first exploration drill hole in 2009 on the Altagracia target (east-southeast extension of the Ocampo Picacho open pit) returned 16.5 metres at 6.52 gold grams per tonne and 59.1 silver grams per tonne for 7.60 gold equivalent grams per tonne, including 9.0 metres at 11.32 gold grams per tonne and 90.7 silver grams per tonne for 12.97 gold equivalent grams per tonne, less than 40 metres below surface.(2)

■	As of May 1, 2009, the Company has completed 34,000 metres of drilling at Ocampo as part of the 2009 drilling program.

(1)

The Company has included non-GAAP performance measures, cash cost per gold equivalent ounce and net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 18.

(2)

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures.

3

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

GROWTH STRATEGY

Gammon Gold Inc. is committed to responsibly operating and organically growing a precious metals company while balancing the needs of its stakeholders. The Company’s growth strategy is to increase its production profile organically, reduce cash costs and increase its reserve base through a number of initiatives as follows:

■	Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

■	Realizing potential expansion opportunities at Ocampo beyond the 2009 capital expansion program, as indicated by engineering studies;

■	The continuation of the Company’s exploration program which is designed to increase resources, convert resources in 2009 and increase the production profile; and

■	Actively pursuing selective accretive acquisitions.

These growth initiatives are expected to be supported by the significant improvement in the Company’s cash flow performance that, together with the Company’s working capital position, should be more than sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		QUARTER ENDED		QUARTER ENDED
		MARCH 31, 2009		MARCH 31, 2008
Gold ounces sold		34,599		31,455
Silver ounces sold		1,274,496		1,248,594
Gold equivalent ounces sold(1)		52,207		55,099
Gold equivalency rate		72		53
Gold ounces produced		36,829		33,099
Silver ounces produced		1,351,300		1,310,971
Gold equivalent ounces produced(1)		55,480		57,946
Revenue from mining operations		$47,349		$51,368
Production costs, excluding amortization and depletion		$21,898		$26,697
Net earnings		$2,625		$8,489
Net earnings per share		$0.02		$0.07
Net earnings per share, diluted		$0.02		$0.07
Cash flows from operations		$19,031		$14,555
Net free cash flow(2)		$3,917		$1,592
Total cash		$24,686		$7,373
Total assets		$808,232		$769,199
Total long-term financial liabilities		$8,849		$1,340
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(2)		$430		$491
Total cash costs per gold ounce(2)		$184		$158
Average realized gold price per ounce		$903		$928
Average realized silver price per ounce		$12.63		$17.69
Gold equivalent ounces sold (55:1)(3)		57,772		54,157
Gold equivalent ounces produced (55:1)(3)		61,398		56,935
Total cash costs per gold equivalent ounce (55:1)(3)		$389		$500
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 18.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

4

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2009, the Company sold 34,599 gold ounces and 1,274,496 silver ounces, or 52,207 gold equivalent ounces, compared to sales of 31,455 gold ounces and 1,248,594 silver ounces, or 55,099 gold equivalent ounces, in 2008. Gold equivalent ounces sold, using the Company’s long-term gold equivalency ratio of 55:1, were 57,772 ounces in the first quarter of 2009, which represents an increase of 7% over sales of 54,157 gold equivalent ounces in the same period of the prior year. First quarter revenues decreased to $47.3 million compared to Q1 2008 revenues of $51.4 million. This $4.1 million decrease in revenue was due to reduced average selling prices; in particular, the 29% decrease in the average realized price of silver.

Consolidated net earnings were $2.6 million in the first quarter of 2009, representing a decrease over the Company’s consolidated net earnings of $8.5 million in the first quarter of 2008. This decrease in earnings is due to the $4.1 million reduction in revenue mentioned previously and increased general and administrative costs of $4.4 million relating to higher share-based compensation and business development costs related to an unsuccessful transaction, offset by reduced production costs of $4.8 million in the quarter. Also contributing to the decline quarter-over-quarter is the reduction in foreign exchange gains of $2.8 million.

Total cash costs per gold equivalent ounce for the first quarter decreased 12% to $430, compared to $491 per gold equivalent ounce in the same period in 2008. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $389 in Q1 2009 compared to $500 in Q1 2008, representing a 22% improvement over the prior year. This improvement in cash costs per gold equivalent ounce was largely due to the positive effects of the devaluation of the Mexican peso, and a $35 per gold equivalent ounce reduction in production costs.

The Company reported cash flow from operations during the first quarter of $19.0 million, an increase of $4.5 million, or 31%, over the prior year result of $14.5 million. This improvement in operating cash flow resulted from the positive effects of changes in non-cash working capital, specifically related to the collection of receivables and the decrease in cash investment required for inventories, as compared to the first quarter of 2008.

RESULTS OF OPERATIONS

(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008
Gold ounces sold	25,990	21,527	8,609	9,928	-	-
Silver ounces sold	904,800	796,460	369,696	452,134	-	-
Gold equivalent ounces sold(1)	38,487	36,567	13,720	18,532	-	-
Gold ounces produced	28,356	22,799	8,473	10,320	-	-
Silver ounces produced	989,038	843,462	362,262	467,509	-	-
Gold equivalent ounces produced(1)	41,997	38,712	13,483	19,234	-	-
Revenue from mining operations	$35,006	$33,972	$12,343	$17,396	-	-
Production costs	$14,878	$16,667	$7,020	$10,030	-	-
Refining costs	$375	$224	$188	$150	-	-
Net earnings / (loss) before other items	$11,760	$10,468	$1,634	$2,890	$(7,599)	$(4,001)
Total cash costs per gold equivalent ounce(2)	$396	$462	$525	$549	-	-
Total cash costs per gold ounce(2)	$147	$130	$295	$220	-	-
Gold equivalent ounces sold (55:1)(3)	42,441	36,008	15,331	18,149	-	-
Gold equivalent ounces produced (55:1)(3)	46,338	38,115	15,060	18,820	-	-
Total cash costs per gold equivalent ounce (55:1)(3)	$359	$469	$470	$561	-	-
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 18.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

5

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently the largest operating gold/silver mine in the state. The mine is comprised of both an open pit and an underground mine, with milling and crushing/heap leach processing facilities.

The first quarter of 2009 represented the second consecutive quarter where the Ocampo mine achieved cash costs per gold equivalent ounce of less than $400. In addition, the Phase II Ocampo mill expansion was fully commissioned in early March 2009. To date, the ramp up has been successful with the mill achieving over 3,100 tonnes per day during the last 12 days of April. The Phase III expansion of the Ocampo mill remains on target for commissioning early in the third quarter of this year. Engineering for this expansion has been completed and the gravity circuit equipment associated with the mill expansion has arrived on site and is currently being commissioned. Once complete, the Phase III expansion is expected to almost triple mill throughput capacity over the average daily tonnages achieved in 2007.

OCAMPO UNDERGROUND MINE

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Tonnes of ore mined	48,173	79,052
Tonnes of ore mined per day	535	869
Average grade of gold(1)	3.12	3.32
Average grade of silver(1)	172	195
Average grade of gold equivalent(1)	5.48	7.07
Metres developed	3,176	3,518
(1) Grams per tonne.

The Company mined 48,173 tonnes of underground ore in the first quarter of 2009, or 535 TPD, representing a 39% decrease over the same period of the prior year. In the first quarter, production was negatively impacted by necessary underground development to have more ore tonnes available for stoping in the second half of 2009 and vein development to ensure longhole rigs have adequate working areas. In addition, in Q1 2009 the Company installed a ventilation raise to ensure that sufficient fresh air is available for the planned development, and made progress on an ore pass system to allow for more efficient material handling and haulage. As a result of these initiatives, the Company is on track to be mining at the targeted rate of 1,500 TPD by the end of the fourth quarter of 2009.

Due to the success of the open pit re-phasing, additional high grade open pit ore can be sequenced and directed to the mill facility, which allows the Company to dedicate more time to training in the underground. With the appointment of expatriate trainers, the Company has been focusing on providing additional training in mining methods that are not typically utilized in Mexico and supervision such that the underground workforce will embrace this more efficient and effective team-based approach to mining. In addition, production engineers have been assigned to interface between operations and planning personnel, to improve the coordination of underground teams.

6

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO OPEN PIT MINE

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Total tonnes mined	6,906,767	6,631,890
Total tonnes mined per day	76,742	72,877
Tonnes of ore mined	576,840	747,284
Capitalized stripping and other tonnes	3,709,846	1,156,817
Operating stripping ratio	4.54:1	6.78:1
Average grade of gold(1)	1.28	0.89
Average grade of silver(1)	55	30
Average grade of gold equivalent(1)	2.04	1.46
Tonnes of marginal material wasted in quarter	446,981	-
Average grade of gold(1)	0.26	-
Average grade of silver(1)	8	-
Average grade of gold equivalent(1)	0.42	-
Total tonnes ore mined and marginal material wasted	1,023,821	747,284
Average grade of gold(1)	0.83	0.89
Average grade of silver(1)	34	30
Average grade of gold equivalent(1)	1.33	1.46
Low grade tonnes stockpiled ahead of the heap leach	28,845	112,487
Average grade of gold(1)	0.53	0.67
Average grade of silver(1)	25	27
Average grade of gold equivalent(1)	0.88	1.21
Low grade tonnes stockpiled for processing in 2010	241,552	-
Average grade of gold(1)	0.42	-
Average grade of silver(1)	18	-
Average grade of gold equivalent(1)	0.67	-
(1) Grams per tonne.

The Company mined 6,906,767 tonnes from the open pit in the first quarter, a 4% improvement over the tonnes mined in Q1 2008. The Company mined 576,840 tonnes of ore in Q1, representing a 24% reduction over the first quarter of 2008. This reduction in tonnes mined was budgeted by management and reflects the wasting of 446,981 tonnes of low grade material due to metal price volatility. Had management not done this, ore mined would have been 1,023,821 tonnes at 0.83 gold grams per tonne and 34 silver grams per tonne, inline with 2008 year-end reserve grades. The Company continued its planned pre-stripping program during the quarter, with accelerated stripping activities at the Conico pit and the resumption of stripping at the Picacho pit in the month of March of 510,370 tonnes. As a result, a large portion of the tonnes mined in the open pits were capitalized stripping tonnes. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 3.2 million tonnes.

The revised open pit phasing has resulted in a reduction in the operating stripping ratio from 6.78:1 in Q1 2008 to 4.54:1 in Q1 2009, and is expected to further decline in future quarters to be closer to the life of mine rate of 3:1 as per the current reserve model.

7

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO MILL CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Tonnes from the underground	49,902	81,128
Average grade of gold processed(1)	3.12	3.32
Average grade of silver processed(1)	172	195
Gold equivalent grade processed(1)	5.48	6.95
Tonnes from the open pit	155,558	56,116
Average grade of gold processed(1)	2.76	3.34
Average grade of silver processed(1)	122	126
Gold equivalent grade processed(1)	4.45	5.81
Total tonnes of ore processed	205,460	137,244
Total tonnes of ore processed per day	2,283	1,508
Average grade of gold processed(1)	2.87	3.33
Average grade of silver processed(1)	133	167
Gold equivalent grade processed(1)	4.71	6.49
Gold ounces produced	17,001	14,547
Silver ounces produced	680,732	616,528
Gold equivalent ounces produced	26,389	26,205
(1) Grams per tonne.

The Ocampo Mill Circuit processed a record 205,460 tonnes during the first quarter at an average rate of 2,283 TPD, which was an increase of 51% over Q1 2008. This daily average processing rate represents the Company’s best ever quarterly result, and reflects the commissioning of the Phase I 2,400 – 2,600 TPD mill expansion in November 2008, and the Phase II commissioning in early March 2009. In the last 12 days of April 2009, the mill averaged over 3,100 TPD. Engineering for Phase III of the mill expansion, which is expected to be commissioned in the third quarter, is underway. This third phase is expected to increase mill capacity to 3,200 – 3,400 TPD.

Mill availability in the first quarter declined to 88% as a result of upgrading the mill circuit in January and February to accommodate increased throughput from the Phase II expansion, including electrics, additional pumps, pumping circuits and process controls. In the month of March, mill availability improved to 92%, consistent with the 2008 average, and the mill achieved an average daily throughput of 2,800 – 3,000 TPD. The Company remains on schedule and on budget in having access to an additional 20 megawatts of grid power in the second quarter of 2009. This 20 megawatt power supply will eliminate the Company’s reliance on diesel generators, thereby providing a far more reliable source of power at a significantly reduced cost. As of the end of April 2009, construction of the main substation at the site is 99% complete.

Grades decreased to 4.71 gold equivalent grams per tonne in Q1 2009 from 6.49 in the same period in 2008. This decline is largely as a result of the unfavourable gold equivalency rate experienced since Q3 2008, processing lower grade ore during the initial commissioning period of the Phase II mill expansion to stabilize the circuit without jeopardizing recoveries, and due to the increase in open pit tonnes sent to the mill for processing which typically grade lower than underground ore tonnes.

8

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OCAMPO CRUSHING & HEAP LEACH CIRCUIT

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Open pit ore placed on the heap leach pad	421,416	725,688
Underground mine tonnes placed on heap leach pad	6,859	1,970
Total tonnes of ore processed	428,275	727,658
Total tonnes of ore processed per day	4,759	7,996
Average grade of gold processed(1)	0.81	0.71
Average grade of silver processed(1)	33	26
Gold equivalent grade processed(1)	1.26	1.19
Gold ounces produced	11,355	8,232
Silver ounces produced	308,306	226,934
Gold equivalent ounces produced	15,608	12,507
(1) Grams per tonne.

During Q1 2009, the Company placed 428,275 tonnes on the heap leach pad, for an average of 4,759 TPD, representing a 42% decrease compared Q1 2008 average daily processing rates. This reduction in processed tonnes resulted from the decision made in Q4 2008 to defer a $10 – $12 million heap leach pad expansion from 2009 to 2010. To accomplish this deferral, management began stockpiling low grade ores (below 0.7 gold equivalent grams per tonne) and operated at a stacking rate of 5,000 to 7,000 tonnes per day. Tonnes per day fell below this planned stacking rate in the first quarter due to the stacking sequencing of heap leach ore earlier in January. As a result of this planned deferral of the heap leach expansion, stacked headgrades for gold and silver will be substantially increased over historical levels, allowing management to maintain metal production, while conserving pad capacity.

As of the end of the quarter, the Company had 28,845 tonnes of ore, grading 0.88 gold equivalent grams per tonne, stockpiled ahead of the heap leach pad to minimize the impact of any open pit production issues. Due to metal price volatility, a decision was made in the third quarter of 2008 to defer low grade ore for processing at a later date, and as a result, at March 31st the Company had also stockpiled 241,552 tonnes with a grade of 0.67 grams per gold equivalent tonne.

OCAMPO CASH COSTS

The Company saw a reduced cash cost per gold equivalent ounce result at the Ocampo mine in the first quarter of 2009, as cash costs of $396 per gold equivalent ounce were achieved, compared to the 2008 first quarter cash cost result of $462. This represents the second consecutive quarter that the Ocampo mine achieved cash costs per gold equivalent ounce of less than $400. The 14% favorable change quarter-over-quarter was partially driven by productivity improvements, such as higher daily mill tonnage and improved heap leach recoveries, which improved gold equivalent production and sales quarter-over-quarter. In addition, the weakened Mexican peso in the first quarter resulted in lower cash costs when translated to US dollars, as compared to Q1 2008.

The improved cash cost result was partially offset by the unfavorable change in the gold equivalency rate in the first quarter of 2009. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold, resulting in a silver-to-gold ratio of 72:1 in Q1 2009 versus 53:1 in Q1 2008. This unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $359 in Q1 2009 compared to $469 in Q1 2008, representing a 23% improvement quarter-over-quarter.

OCAMPO EXPLORATION

The Company continues to dedicate substantial resources to its exploration activities. The greatest amount of exploration investment in Q1 was dedicated to infill drilling in the open pits area of Ocampo to better define the ore model, underground drilling on the down-dip extension of known ore shoots in the Northeast (NE) Underground mine, and exploration development work down-dip on the existing veins. Other exploration activities included initiation of drilling at the Altagracia target area at Ocampo (east of the known deposits), and new geologic mapping, geochemistry, and targeting.

As of May 1, 2009 the Company has completed 34,000 metres of drilling at Ocampo as part of the 2009 drilling program. Currently, the Company has 7 drill rigs working at Ocampo, with 2 drills working on the NE underground area, 1 drill focused on Santa Eduviges, and the remaining 4 drills working on identified open pit targets. Management is currently looking into the availability of man portable diamond drill rigs with 300 metre drilling capacity to readily access surface sites. By mid-May, 7 new geologists and 26 additional samplers will support the accelerated exploration program.

9

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Ocampo Mining district is at a key cross-road in its history. With the open pit mines now operating smoothly, and the underground mine under continuous improvement, the Company can now begin to expand exploration efforts beyond the known core of the district. 2008’s exploration efforts were designed to complete definition drilling on the known deposits, and to complete some step-out drilling as well, but future exploration will be designed to test new target ideas beyond the known deposits. Beginning in March of this quarter, a new initiative was put into place to cover the entire project with systematic high quality geologic mapping and geochemistry to develop new drill targets. This work is planned for completion in 2009, and is expected to lead to a firm commitment to a long-term drill program. To date, the work has identified more than 5 lineal kilometres of vein structures that are outward extensions of the core NE Underground mine that present new exploration potential. Most of these veins are open to expansion to the east underneath post-mineral cover rocks. The geologic mapping completed to date indicates that the Ocampo district appears to be slightly tilted to the NE, with the resulting implication that the favourable mineralized horizon (1,400 – 2,100 metre elevation) should be preserved eastward. Along with this work, detailed geology and compilation of historical work has defined more than 5 lineal kilometres of veining that has not been systematically explored to the NE and Southeast (SE) of the present underground production centre.

Specific items completed during the first quarter include:

■

A total of 23,284 metres of exploration drilling were completed at Ocampo during the quarter. This includes 13,668 metres in the open pits and 9,616 metres of underground diamond drilling. The drilling in the open pits resulted in better definition of mill-feed ores in the Picacho Pit and discovered mill-feed grade mineralization in one hole below the planned pit (OG-563). Selected intercepts that meet mill cut-off grade include:

								GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-531	PICACHO	82.5	93.0	10.5	1,830.0	2.02	135	4.47
OG-534	PICACHO	97.5	121.5	24.0	1,778.1	0.91	92	2.58
OG-541	PICACHO	67.5	82.5	15.0	1,840.2	2.72	188	6.14
OG-548	PICACHO	76.5	79.5	3.0	1,824.2	1.32	81	2.79
OG-563	ADULARIA	243.0	246.0	3.0	1,585.0	2.45	245	6.90
OG-563	PICACHO	247.5	255.0	7.5	1,579.0	1.31	73	2.64

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures.

■

The underground drilling was successful in defining new mineralization on the Animas, Balvanera, Briseida, Jesus Maria, Rosario, San Fernando, and San Juan veins, mostly below the 1,547 Level (currently the lowest working level). Portions of the Animas vein near the intersection have shown multiple vein splits with good grades. These will be integrated into new a new ore model in Q3 2009 when combined with further new drilling. Selected intercepts that meet mill cut-off grade include:

								GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-462	ANIMAS	54.0	57.0	3.0	1,525.1	3.88	624	15.22
OU-462	ANIMAS	62.0	66.0	4.0	1,519.0	2.34	60	3.43
OU-462	ANIMAS	58.0	60.0	2.0	1,522.9	1.42	103	3.29
OU-455	BALVANERA	87.0	89.0	2.0	1,497.7	1.09	148	3.78
OU-470	BALVANERA	48.0	52.0	4.0	1,540.0	3.06	108	5.02
OU-470A	BALVANERA	43.0	62.0	19.0	1,540.2	2.25	121	4.45
OU-448	JESUS MARIA	120.0	124.5	4.5	1,595.5	6.38	690	18.91
OU-470	ROSARIO	49.0	52.0	3.0	1,438.5	3.80	142	6.37
OU-446	SAN FERNANDO	60.0	61.0	1.0	1,566.6	7.00	555	17.08
OU-472	SAN JUAN	114.9	117.0	2.1	1,468.5	3.16	223	7.21

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures.

10

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

■	During the quarter the Company began the development for stoping the down-dip extension of the San Juan and San Jose veins. At the end of the quarter the Company had developed 1,137 metres along the San Juan vein and 320 metres along the San Jose vein. Average grades were above those anticipated by the resource model and are summarized as follows:

TARGET	LENGTH	GOLD (G/T)	SILVER (G/T)	GOLD EQUIVALENT (G/T)(55:1)
SAN JUAN	1,137	6.53	587	17.20
SAN JOSE	320	4.31	468	12.82

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia or in the Company’s Ocampo Mine lab, using standard fire assay procedures.

The Company continues to accelerate the development of these vein extensions including the Animas, Aventurero, and Balvanera veins which are currently being developed for more productive longhole mining methods and are anticipated to account for the majority of production during the second half of 2009.

■	Drilling on a new brownfields exploration target on the east side of the district, the Altagracia Vein, discovered strongly anomalous gold- dominant mineralization. The drilling shows that there appear to be two or more split structures away from the main vein zone. The best intercept to date was from hole OG-597, with 9.0 metres at 11.32 gold grams per tonne and 90.7 silver grams per tonne (12.97 gold equivalent grams per tonne(55:1). The Company plans further drilling here in the second quarter. Results include:

								GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-596	ALTAGRACIA	88.5	95.5	7.0	1,793.5	1.79	35	2.43
OG-597	ALTAGRACIA	71.0	72.1	1.1	1,829.9	0.20	33	0.80
OG-597	ALTAGRACIA	142.0	151.0	9.0	1,772.0	11.32	91	12.97
OG-598	ALTAGRACIA	127.0	132.0	5.0	1,786.0	1.17	28	1.68
OG-599	ALTAGRACIA	146.5	148.0	1.5	1,755.0	0.56	5	0.65
OG-599	ALTAGRACIA	151.0	153.0	2.0	1,753.5	0.38	9	0.54
OG-599	ALTAGRACIA	189.5	205.0	15.5	1,720.0	0.36	5	0.45
OG-600	ALTAGRACIA	103.0	104.0	1.0	1,788.0	0.23	41	0.97

Note:

This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures.

■

The Ocampo geology department completed surface mapping that defined significant extensions to the NE Underground vein system and in many cases extended the known structures substantially beyond the known workings. The Maria, Jesus Maria, San Amado, Leona, Sta. Ana, San Miguel, Rosario, Sta. Juliana, Aventurero, and Belen veins now all have mapped extensions well past the existing underground workings. At the end of 2008, the total known strike length of veins in the NE Underground mine workings was approximately 5 lineal kilometres. The new work has added over five more kilometres of vein strike length (in 10 veins) to this system. Four of these veins are open eastward under post-mineral volcanic cover rocks that have never been explored. The surface showings of these veins will be sampled during Q2 2009 and a prioritized drill program built from this information. A more aggressive program to drift along the Sta. Juliana and Rosario veins is being planned by the underground mining staff.

■	During 2009, drilling priorities include:

	–	Definition drilling on the lower extensions of the Picacho open pit;
	–	Resuming drilling on the Santa Eduviges vein (down dip extension of the Plaza de Gallos - Refugio trend);
	–	Open pit inferred infill drilling to better define high grade open pit mill feed;
	–	Additional follow up drilling on the Altagracia vein discovery (east-southeast extension of the Picacho open pit);
	–	Testing the San Amado NE extension and potential follow up with a substantial drift on 1,611 metre level to test the vein further at depth; and
	–	Testing new discoveries in the NE Vein cluster.

11

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Industrias Peñoles, S.A.B. de C.V.

EL CUBO UNDERGROUND AND MILLING OPERATIONS

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Tonnes of ore mined	146,136	171,625
Tonnes of ore mined per day	1,624	1,886
Total tonnes of ore processed	147,067	171,625
Total tonnes of ore processed per day	1,634	1,886
Average grade of gold processed(1)	2.00	2.02
Average grade of silver processed(1)	87	92
Gold equivalent grade processed(1)	3.21	3.44
Gold ounces produced	8,473	10,320
Silver ounces produced	362,262	467,509
Gold equivalent ounces produced	13,483	19,234
(1) Grams per tonne.

The Company mined 146,136 tonnes of ore at the El Cubo mine in the first quarter of 2009, a 15% decrease compared to Q1 2008. This reduction in tonnage resulted from unfavorable stope sequencing in the first quarter and the underperformance of one underground contractor. The Company is working with the five underground contractors currently on-site to consolidate and reduce the number of contractors, thereby improving mining efficiency at the El Cubo mine in future quarters.

EL CUBO CASH COSTS

The Company saw a decrease in first quarter cash costs per gold equivalent ounce at the El Cubo mine, as cash costs of $525 per gold equivalent ounce were achieved, compared to cash costs of $549 in the first quarter of 2008. Using the Company’s long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $470 in Q1 2009 compared to $561 in Q1 2008, a 16% reduction quarter-over-quarter. Cash costs per gold equivalent ounce decreased in the quarter due to the positive effects of the Company’s cost reduction initiatives, including reduced labour costs and reduced power costs, and due to the weakening of the Mexican peso versus the US dollar.

The improved cash cost result was partially offset by the unfavorable change in the gold equivalency rate in the first quarter of 2009. The gold equivalency rate increased significantly in the latter half of 2008 as result of the devaluation of the price of silver compared to the price of gold, resulting in a silver-to-gold ratio of 72:1 in Q1 2009 versus 53:1 in Q1 2008. This unfavorable gold equivalency rate reduces the Company’s gold equivalent ounces sold, and increases cash costs per gold equivalent ounce accordingly.

EL CUBO EXPLORATION

During Q1 2009, the Company’s exploration focus at the El Cubo mine was to put a new geologic team in place to evaluate the potential of discovering new highly-profitable orebodies within the district. The work includes compilation of existing old paper data into a rational database, geologic mapping of existing workings to develop a clearer exploration model for the Sierra Vein System, and extensive surface fieldwork to map and sample new target areas. This work is planned for completion in Q2 2009.

GUADALUPE Y CALVO EXPLORATION PROJECT

Exploration at the Guadalupe y Calvo Project in the first quarter included completion of the logging and sampling of the 2008 drill program, compilation of the 2008 drill data, mapping and sampling of underground workings on the Rosario Vein, interpretation of remote sensing imagery, and initiation of a stream-sediment geochemical program in an attempt to define new targets on the large surrounding San Luis concession (25,692 hectares) that was in progress at end of Q1.

Bottle roll test results (simulating a processing plant) indicate gold and silver recoveries of 88% and preliminary 5 week results from two column leach metallurgical tests (simulating heap leach processing) have been received indicating gold recoveries of 64% for the Wall Rock Average Grade, and 44% for Vein Low Grade. A final report on these two tests is anticipated later in the second quarter after completion of the 90 day program. Following the receipt of this test work, activities on the scoping study will resume.

12

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
General and administrative	$9,460	$5,014
Amortization and depletion	$9,741	$9,926

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico. General and administrative costs increased by $4.4 million when compared to the first quarter of 2008 largely due to higher performance-based and share-based compensation costs quarter-over-quarter and $0.3 million in business development costs incurred related to an unsuccessful transaction. General and administrative costs include stock-based compensation and share-based bonuses payable, both non-cash expenses, that totaled $2.4 million in 2009 (2008 - $0.4 million). During the 2008 compensation review, it was determined that senior executive officers would not receive increases in 2009 base salaries, in an effort to conserve funds of the Company. In addition, the Board of Director’s Compensation Committee proposed that 2008 annual incentive bonuses be awarded to executive officers in the form of share-based compensation, plus additional tax benefits. The shares awarded are valued at the volume weighted average trading price of the Company’s shares for the five days prior to the award, and vest over an eighteen-month period. Subject to shareholder and stock exchange approvals, the executives will receive the number of shares equivalent to the bonus value, using the grant date price. In the event that approval is not obtained, the executives are entitled to receive an amount in cash, equal to the product of the number of shares that would have been issued and the trading price of the Company’s shares on the date approval is not obtained. During the quarter ended March 31, 2009, the Company recorded $1.1 million in non-cash compensation expense related to share price appreciation on these share-based bonuses.

Amortization and depletion, which primarily relates to mining activities, was $9.7 million for the first quarter of 2009 compared to $9.9 million in the first quarter of 2008. This expense was consistent quarter-over-quarter despite increased production and capital additions, a result of the Company’s change in the estimated useful lives of its mines in 2008. During the second quarter of 2008 the Company reviewed the appropriateness of its current estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization currently in resources that is expected to be classified as reserves.

CONSOLIDATED OTHER INCOME / (EXPENSE)

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Interest on long-term debt	$(935)	$(570)
Foreign exchange gain	$599	$3,352
Interest and other income	$184	$74

Interest on long-term debt increased by $0.3 million to $0.9 million in Q1 2009 from $0.6 million in 2008 as a result of the amortization of transaction costs incurred on the renegotiation of the Company’s credit facility in the fourth quarter of 2008 and additional fees associated with restructuring the credit facility to accommodate business development in the first quarter of 2009.

Foreign exchange gains decreased by $2.8 million, from a gain of $3.4 million in 2008 to a gain of $0.6 million in 2009, as a result of the translation of net monetary liabilities in the Company’s Canadian and Mexican operations to US dollars. The Mexican peso and Canadian dollar continued to weaken against the US dollar in the first quarter of 2009, but at a less significant rate than the devaluation that occurred in the latter half of 2008. The devaluation of the peso has caused continued foreign exchange gains, primarily as a result of the Company’s future income tax liabilities which are denominated in Canadian dollars and Mexican pesos and that are translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses as a result of fluctuations between the US and Canadian dollars and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.2 million during 2009, compared to $0.1 million in 2008, reflecting higher average balances of cash in 2009.

13

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the quarter ending March 31, 2009, the Company incurred current tax expense of $1.7 million and future income tax expense of $1.2 million, versus current tax expense of $1.8 million and future tax expense of $1.9 million in Q1 2008. The future income tax expense in the current quarter is primarily a result of the impact of the Mexican Single Rate Tax on the Company’s Mexican subsidiaries. Under this tax regime, the Company’s Mexican subsidiaries pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Company’s revenues less certain deductions, all determined on a cash basis. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the quarter ended March 31, 2009, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION

(in thousands)
	AS AT	AS AT
	MARCH 31, 2009	DECEMBER 31, 2008
Current assets	$89,559	$68,659

Current assets have increased as a result of improved cash balances resulting from increased operating cash flow, proceeds received in a sale-leaseback transaction, and proceeds received upon the exercise of stock options during the first quarter.

Long-term assets	718,673	715,627	Long-term assets increased in the first quarter of 2009 as a result of capital acquisitions partially offset by amortization and depletion.
Total assets	$808,232	$784,286
Total current liabilities	74,455	61,318	Current liabilities increased due to an increase in payables and accruals, and the reclassification of the long-term portion of the credit facility to current.

Total long-term liabilities	90,628	95,250	Long-term liabilities decreased due to a reduction in long-term debt, other long-term obligations and future tax liabilities.
Total liabilities	$165,083	$156,568
Shareholders’ equity	$643,149	$627,718	Shareholders’ equity increased in the first quarter of 2009 as a result of positive earnings year-to-date, and exercises of stock options which increased the capital stock balance.

MARKET TRENDS

The Company’s performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company’s profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control.

Like many corporations worldwide, the Company experienced challenges in the second half of 2008 and into 2009 as a result of the significant economic downturn and financial uncertainty that followed the decrease in bank liquidity and resulting credit crisis. In particular, volatility in the price of gold and silver has had a direct impact on the Company’s revenues and cash flows, while the recent devaluation of the Mexican peso against the US dollar has positively affected the Company’s operating costs and capital expenditures. Furthermore, credit markets have tightened, impacting the cost and availability of external funding. In response to these conditions, the Company has undertaken a number of initiatives to contain costs and prioritize and delay capital expenditures until global economic markets stabilize.

In the first quarter of 2009, the price of gold experienced some volatility, averaging $908 per ounce, with daily spot price closings between $810 and $989 per ounce. The price of silver also fluctuated in the first three months of 2009, averaging $12.60 per ounce, and closing between $10.51 and $14.39 per ounce. The following graph shows the daily gold price movement during the first quarter compared to the Company’s daily share price, and illustrates the strong correlation between the two.

14

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s balance of cash and cash equivalents as at March 31, 2009 was $24.7 million, a significant increase over the balance as at the end of 2008 of $3.3 million. Factors that can impact on the Company’s liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

CASH FLOW

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Cash flow from operating activities	$19,031	$14,553
Cash flow used in investing activities	(7,339)	(13,463)
Cash flow from financing activities	9,736	2,574
Increase / (decrease) in cash and cash equivalents	21,428	3,664
Cash and cash equivalents, beginning of period	3,258	3,709
Cash and cash equivalents, end of period	$24,686	$7,373

Operating activities contributed $19.0 million during the first quarter of 2009 compared to the same period in 2008, when operating activities contributed cash flows of $14.6 million. This improvement of $4.5 million, or 31%, resulted from the positive effects of changes in non-cash working capital, specifically related to the collection of receivables and a decrease in cash investment required for inventories as compared to the first quarter of 2008.

Investing activities for the quarter ended March 31, 2009 used cash of $7.3 million as a result of capitalized stripping and other activities on mining interests and expenditures on property, plant and equipment, which compared to $13.5 million in Q1 2008. Current year expenditures were largely for the purpose of the Phase II Mill expansion that was completed in March, the benefits of which will be seen in the second quarter of 2009. In addition, first quarter cash outflows on capital expenditures are being offset by $7.2 million in proceeds received upon the sale of certain pieces of equipment, which were subsequently leased back. As of March 31, 2009 the Company had committed to purchase $1.0 million in property, plant and equipment that will be financed by operating cash flow, and will be delivered throughout the second quarter of 2009.

Financing activities for Q1 2009 contributed cash of $9.7 million compared to 2008, when financing activities contributed $2.6 million. The $7.1 million increase in cash flow from financing activities in Q1 2009 resulted from proceeds on the exercise of stock options of $11.5 million, offset by capital lease repayments.

15

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CREDIT FACILITY

On November 28, 2008, the terms of the Company’s $60 million revolving credit facility with a lending syndicate comprised of the Bank of Nova Scotia and the Bank of Montreal were revised and extended. Under the terms of the revised agreement, the Company has access to a $50 million credit facility comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility is repayable in five installments and matures on June 28, 2010, while the revolving facility matures on November 27, 2009 and may be renewed at the sole discretion of the lenders. As at March 31, 2009, the Company had a balance of $30 million outstanding on the non-revolving facility, had withdrawn $7.38 million against the revolving facility, and had a $1 million letter of credit against the revolving facility, for a total of $38.38 million outstanding.

The Company’s credit facility contains a number of financial and operational covenants and is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. The Company is not in compliance with certain of its quarterly and monthly covenants. The loan agreement provides that the lenders are entitled, at their option, to give notice to the Company that the debt outstanding is immediately due and payable. Accordingly, all debt outstanding under the credit facility has been reclassified as current in the consolidated financial statements, and the Company no longer has access to the undrawn balance of the facility.

LIQUIDITY OUTLOOK

The global credit and financial markets are continuing to experience an unprecedented downturn that is negatively impacting nearly all businesses, including gold and silver mining operations. Some of the key effects that are directly impacting the Company are the higher costs and reduced availability of funding, currency devaluations, and volatility in global equity, commodity, foreign exchange and precious metals markets. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver. The Company has reviewed its cash generating potential, and cash utilization and working capital requirements in light of the current economic circumstances, the results of which are discussed below.

Improving the Company’s liquidity position was a key focus in 2008 and remains a key focus in 2009. Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company has reduced capital expenditures and operating costs where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to build and maintain a cash reserve in 2009. During the first quarter of 2009, management undertook various initiatives to manage operating and liquidity risks, taking into account the current economic conditions, including:

■

Continued implementation of cost reduction initiatives, including employee and contractor reductions at the El Cubo mine, renegotiation of key supplier contracts, and more rigorous cost management through improved approval processes;

■	Negotiating the sale of certain pieces of equipment and subsequently leasing them back;

■	Actively managing the Company’s working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations; and

■	Deferring a number of capital programs at the Ocampo mine to 2010, and deferring drilling at Guadalupe y Calvo and the El Cubo mine until the global economic market has stabilized.

The Company generated net free cash flow of $3.9 million in the first quarter, and continues to forecast positive net free cash flow for the remainder of 2009 to be achieved through positive operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production. As at March 31, 2009, the Company has a balance of $24.7 million in cash and cash equivalents.

In accordance with the terms of the revised credit facility agreement, the Company is required to make $22.5 million in principal repayments on its non-revolving facility in 2009. This facility also includes a clause whereby the Company is required to make additional prepayments on the overall credit facility balance equal to 75% of its excess cash flow in the six months ending June 30, 2009, and each fiscal quarter thereafter. Excess cash flow has been defined as cash flow from operations determined in accordance with Canadian generally accepted accounting principles, less scheduled interest and principal payments, cash taxes, capital and exploration expenditures, and general and administrative expenditures. In addition, the overall credit facility is subject to certain monthly and quarterly financial and operating covenants. As noted previously, the Company is not in compliance with certain of its quarterly and monthly covenants.

The Company has total commitments relating to future capital expenditures of $1.1 million as at May 11, 2009.

16

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company’s development, while optimizing the Company’s capital structure through the appropriate mix of capital. The operational turn-around that is underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company’s balance sheet and liquidity position. In today’s metal price environment, the Company anticipates that funding from existing cash reserves and operating cash flows should be sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2009 is summarized as follows:

(in thousands)
	TOTAL	LESS THAN 1	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5
		YEAR				YEARS
Payables and accruals	$34,044	$34,044	$-	$-	$-	$-
Long-term debt	37,380	37,380	-	-	-	-
Interest on long-term debt	522	522	-	-	-	-
Capital leases	7,218	2,715	4,503	-	-	-
Long-term obligation	5,600	800	1,600	800	800	1,600
Future purchase commitments	958	958	-	-	-	-
Total	$85,722	$76,419	$6,103	$800	$800	$1,600

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2009:

	MARCH 31, 2009	DECEMBER 31, 2008
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	122,549,168	120,040,768

At May 13, 2009, the Company had common shares outstanding of 122,599,168.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

17

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Production costs – labour(1)	$8,174	$8,830
Mining interests – labour(1)	$417	$294
Production costs – mine consumables(2)	$3,817	$1,378
(1)	The Company pays a third party company owned by the brother of Mr. Fred George, a director of the Company, for the provision of workers in Mexico at cost plus 8-10%.
(2)

The Company pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Company, for the provision of lubricant and fuel. The Company is confident these costs are at fair market value as the prices of these consumables are regulated in Mexico.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company.

NON-GAAP MEASURES

TOTAL CASH COST PER OUNCE CALCULATION

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

18

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Production costs per financial statements	$21,898	$26,697
Refining costs per financial statements	$563	$374
Total cash costs	$22,461	$27,071
Divided by gold equivalent ounces sold(1)	52,207	55,099
Total cash cost per gold equivalent ounce	$430	$491
Total cash costs (per above)	$22,461	$27,071
Less: Silver revenue (see below)	$(16,097)	$(22,088)
	$6,364	$4,983
Divided by gold ounces sold	34,599	31,455
Total cash cost per gold ounce(2)	$184	$158
Average realized silver price	$12.63	$17.69
Multiplied by silver ounces sold	1,274,496	1,248,594
Silver revenue	$16,097	$16,951
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2009	MARCH 31, 2008
Cash flows from operating activities	$19,031	$14,555
Less: Capital expenditures	(15,114)	(12,963)
Net free cash flow	$3,917	$1,592

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to Gammon. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form which is available on the Company’s website at www.gammongold.com or on SEDAR at www.sedar.com.

NATURE OF MINERAL EXPLORATION AND MINING

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

19

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

RESERVE ESTIMATES

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

FOREIGN OPERATIONS

All of the Company’s property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company’s projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

ENVIRONMENTAL LAWS AND REGULATIONS

The Company’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business.

20

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

PROPERTY RIGHTS, PERMITS AND LICENSING

The Company’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company’s properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

UNCERTAINTY OF TITLE

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

COMMODITY PRICE RISK

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

The Company presently does not employ any hedging instruments to manage its commodity price risk.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2008, the Company had $37.13 million of variable rate debt which carries an interest rate of LIBOR plus 3.50% for LIBOR loans, prime rate plus 2.50% or one-month BA Schedule I rate plus 3.5% for Prime Rate Loans, or Alternate Base Rate Canada plus 2.5% or one-month LIBOR plus 3.5% for Base Rate Canada Loans. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

FOREIGN CURRENCY EXCHANGE RATE RISK

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this foreign currency exposure.

CREDIT RISK

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

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2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

(i)

Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company’s financial results.

(ii)

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company’s financial results.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)

Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(ii)

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

■

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company.

■

Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection accounting policy choices relating to each IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

■

Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

As at December 31, 2008, the first phase of the Company’s IFRS project was completed. An IFRS implementation team has been created, and third party advisors have been engaged to assist in this project. The Company determined that the most significant impact of the IFRS conversion will be the implementation of International Accounting Standard 16 – Property, Plant and Equipment (IAS 16). This standard requires the componentization of the Company’s fixed assets where the useful lives of components are different than the overall asset. In addition, the International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. It is expected that a discussion paper will be released in early 2009, and that final standards will not be issued until after the Company implements IFRS in 2011. Therefore, the Company’s accounting policies specific to mining and related activities may be impacted once final IFRS standards are released on this topic, subsequent to IFRS adoption. At this time, the impact on the Company’s financial position and results of operation is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

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2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is in the second phase of the project, and is currently evaluating the specific impacts of IFRS, and developing recommendations and accounting policies. The preliminary timeline is to complete the second phase of the project during 2009 and the third phase during the first half of 2010.

SUBSEQUENT EVENTS

(i)

El Cubo mine labour strike

On April 29, 2009, the Company announced that strike action had commenced at its El Cubo mine as a result of the expiry of the collective agreement on April 23, 2009. Management has tabled an offer for a new collective agreement with the local union that would see the adoption of a continuous work schedule that is expected to increase El Cubo’s productivity and operating margins. In addition, management offered an 8% increase in basic wages and a 3% increase in benefits, as well as a one-time 6% signing bonus and a 20% punctuality and attendance bonus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i)

Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

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2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(ii)

Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. During the second quarter, the Company reviewed the appropriateness of its current estimate, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization expected to be classified as reserves. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively.

(iii)

Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

(iv)

Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company’s defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v)

Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

24

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

(vi)

Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 20 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

FINANCIAL INSTRUMENTS

The Company can manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. Gammon’s exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties. As at March 31, 2009, Gammon had not entered into any derivative contracts for the purpose of hedging exposure to commodity prices, interest rates and foreign exchange rates. In April 2009, the Company purchased a series of foreign currency call options to hedge against unfavorable fluctuations in the Mexican peso.

CONTROLS AND PROCEDURES

At the end of the first quarter of 2009, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2009, the end of the period covered by this report, to ensure that material information relating to the Company would be made known to them.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

25

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q1 2009		Q4 2008		Q3 2008		Q2 2008		Q1 2008		Q4 2007		Q3 2007		Q2 2007
Gold ounces sold		34,599		41,004		33,914		44,273		31,455		28,665		25,104		31,006
Silver ounces sold		1,274,496		1,534,318		1,338,864		1,484,763		1,248,594		1,183,729		1,068,809		1,306,267
Gold equivalent ounces sold(1)		52,207		60,662		56,573		72,694		55,099		49,969		44,863		57,063
Gold equivalency rate(2)		72		79		59		52		53		56		54		51
Gold ounces produced		36,829		43,768		34,096		43,465		33,099		27,571		26,444		32,246
Silver ounces produced		1,351,300		1,649,893		1,372,123		1,445,887		1,310,971		1,140,797		1,115,233		1,357,708
Gold equivalent ounces produced(1)		55,480		64,889		57,521		71,154		57,946		48,184		47,091		59,312
Revenue from mining operations		$47,349		$48,262		$48,342		$64,550		$51,368		$39,700		$30,444		$38,415
Production costs, excluding amortization and depletion		$21,898		$22,804		$41,220		$36,303		$26,697		$33,511		$33,957		$39,714
Net earnings / (loss)		$2,625		$21,757		$(6,529)		$6,522		$8,489		$(20,729)		$(44,835)		$(25,488)
Net earnings / (loss) per share, basic		$0.02		$0.18		$(0.05)		$0.06		$0.07		$(0.19)		$(0.38)		$(0.23)
Net earnings / (loss) per share, diluted(3)		$0.02		$0.18		$(0.05)		$0.05		$0.07		$(0.19)		$(0.38)		$(0.23)
Cash from / (used in) operations		$19,033		$9,965		$7,071		$24,342		$14,555		$2,607		$(10,475)		$(17,064)
Net free cash flow(4)		$3,917		$(6,446)		$(10,353)		$5,297		$1,592		$(10,767)		$(36,648)		$(35,494)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$430		$384		$735		$505		$491		$676		$764		$702
Total cash costs, per gold ounce(4)		$184		$192		$655		$245		$158		$589		$832		$743
Average realized gold price(5)		$903		$796		$855		$897		$928		$795		$679		$677
Average realized silver price(5)		$12.63		$10.05		$14.46		$17.08		$17.69		$14.32		$12.54		$13.34
Gold equivalent ounces sold (55:1)(6)		57,772		68,901		58,257		71,269		54,157		50,187		44,537		54,756
Gold equivalent ounces produced (55:1)(6)		61,398		73,766		59,044		69,754		56,935		48,313		46,721		56,932
Total cash costs per gold equivalent ounce (55:1)(6)		$389		$338		$714		$515		$500		$673		$770		$605
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q1 through Q4 2007 and Q3 2008 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 18.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company’s long-term gold equivalency ratio of 55:1.

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

26

2009 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 2: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company’s 40-F form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company’s reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company’s projects; estimates regarding the future costs related to exploration at the Company’s projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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